# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Ltd, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2-5/F, TOWER E, LSHM CENTER, NO.8 GUANGSHUN S AVENUE, CHAOYANG DISTRI, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0002062743
Persons authorized to receive notices and communications: Ming Kong, Jones Day LLP,31st Floor,Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-2526-6895

## Reporting persons
- Abundant Glory Investment L.P. (CIK 0002041970): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 617,538,082; shared voting power 0; sole dispositive power 617,538,082; shared dispositive power 0; aggregate amount beneficially owned 617,538,082 (1% of the class)
  Comment: Note to Row 7: Represents 617,538,082 Class A Ordinary Shares of the Issuer held by Abundant Glory Investment L.P. ("Glory").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
- Fame Dragon Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 3,087,690,408; shared voting power 0; sole dispositive power 3,087,690,408; shared dispositive power 0; aggregate amount beneficially owned 3,087,690,408 (5.1% of the class)
  Comment: Note to Row 7: Represents 3,087,690,408 Class A Ordinary Shares of the Issuer held by Fame Dragon Global Limited ("Fame").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
- Eve One Fund II L.P. (CIK 0001852124): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,687,276,257; sole dispositive power 0; shared dispositive power 7,687,276,257; aggregate amount beneficially owned 7,687,276,257 (12.8% of the class)
  Comment: Note to Row 8: Eve One Fund II L.P. ("Eve One II") holds 20.2% voting rights of Abundant Grace Investment Limited ("Grace"), which directly holds 22,770,226,975 Class A Ordinary Shares of the Issuer. Accordingly, Eve One II is deemed to be the beneficial owner of 20.2% of the 22,770,226,975 Class A Ordinary Shares, or 4,599,585,849 Class A Ordinary Shares, of the Issuer directly held by Grace. In addition, Eve One II is the parent company of Fame, and therefore Eve One II is deemed to be the beneficial owner of 3,087,690,408 Class A Ordinary Shares of the Issuer directly held by Fame.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
- Nio Capital II LLC (CIK 0002062743): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 8,304,814,339; sole dispositive power 0; shared dispositive power 8,304,814,339; aggregate amount beneficially owned 8,304,814,339 (13.8% of the class)
  Comment: Note to Row 8: NIO Capital II LLC ("NIO Capital") is the general partner of Eve One II and Glory. Accordingly, NIO Capital is deemed to be the beneficial owner of 7,687,276,257 Class A Ordinary Shares of the Issuer ascribed to Eve One II and 617,538,082 Class A Ordinary Shares of the Issuer ascribed to Glory.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Ltd
Address of issuer's principal executive offices: 2-5/F, TOWER E, LSHM CENTER, NO.8 GUANGSHUN S AVENUE, CHAOYANG DISTRI, BEIJING, China (F4), 100102
Comment:
This statement on Schedule 13D (this "Schedule 13D") relates to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), of Uxin Limited, a company organized under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, The People's Republic of China.

In March 2025, Nio Capital II LLC ("Nio Capital") consummated an internal management restructuring, as a result of which, Bin Li is no longer deemed to be controlling Nio Capital. Therefore, with respect to the Class A Ordinary Shares of the Issuer held by Abundant Glory Investment L.P. ("Glory"), for which NIO Capital is the general partner, beneficial ownership of such Class A Ordinary Shares of the Issuer is no longer ascribed to Bin Li. In addition, with respect to those Class A Ordinary Shares of the Issuer deemed to be indirectly held by Eve One Fund II L.P. ("Eve One II"), for which Nio Capital is the general partner, through Eve One II's 20.2% voting rights in Grace, beneficial ownership of such Class A Ordinary Shares of the Issuer is no longer ascribed to Bin Li.

This Schedule 13D is filed by Glory, Fame, Eve One II and Nio Capital (collectively, the "Reporting Persons") to reflect the changes in beneficial ownership with respect to the Reporting Persons upon the consummation of the internal management restructuring of Nio Capital, and certain share purchase transactions between Fame and the Issuer. With respect to the statements on the Reporting Persons, this Schedule 13D supersedes the statements on them in Schedule 13D, initially filed by Eve One II on July 22, 2021 and last amended on February 26, 2025 (the "Old Schedule 13D"). This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by (i) Glory; (ii) Fame; (iii) Eve One II; (iv) NIO Capital.

Glory directly holds 617,538,082 Class A Ordinary Shares of the Issuer. Fame directly holds 3,087,690,408 Class A Ordinary Shares of the Issuer. Eve One II is the parent company of each of Glory and Fame. Nio Capital is the general partner of Eve One II.
Residence or business address:
The address for Glory is:
c/o Harneys Corporate Services Limited of Craigmuir Chambers
P.O. Box 71, Road Town, Tortola, VG 1110
British Virgin Islands

The address for Fame is:
c/o Harneys Corporate Services Limited of Craigmuir Chambers
P.O. Box 71, Road Town, Tortola, VG 1110
British Virgin Islands

The address for Eve One II is:
c/o Harneys Fiduciary (Cayman) Limited,
4th Floor, Harbour Place, 103 South Church Street,
Grand Cayman KY1-1002
Cayman Islands

The address for Nio Capital is:
Sertus Chambers, Governors Square,
Suite #5-204, 23 Lime Tree Bay AVE., P.O. Box 2547
Grand Cayman, KY1-1104
CAYMAN ISLANDS
Present principal occupation or employment: Each of Glory and Fame is a special purpose vehicle established to invest in the securities of the Issuer. The principal business of Eve One II is to invest in securities on behalf of their limited partners/beneficiaries. The principal business of Nio Capital is to act as the general partner of Eve One II.
Criminal convictions in the last five years: None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of Reporting Persons or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Glory and Fame is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Eve One II is a limited partnership organized under the laws of the Cayman Islands. Nio Capital is a corporation organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The net investment cost of the Class A Ordinary Shares of the Issuer purchased by Fame was US$15 million. The funds used to acquire the Issuer's securities were from the investment capital contributed to Fame by Eve One II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons' and the Issuer's business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and, subject to compliance with applicable laws, rules and regulations and the Issuer's articles, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and based on a total of 60,266,116,054 Class A Ordinary Shares outstanding (excluding 7,393,492 Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of March 28, 2025.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has engaged in any transactions in the Issuer's securities in the last 60 days, other than the following:

On March 4, 2025, Fame and the Issuer entered into a share subscription agreement. The initial closing under the share subscription agreement took place on March 17, 2025, on which Fame acquired 2,058,460,272 Class A Ordinary Shares of the Issuer for a purchase price of US$10 million. Pursuant to the share subscription agreement, subsequent purchases and sales of the Class A Ordinary Shares of the Issuer shall take place at one or more subsequent closings on a business day mutually agreed upon by the Issuer and Fame or its assigns at such subsequent closing; provided that, the aggregate purchase price paid by Fame or its assigns for the Class A Ordinary Shares of the Issuer for the initial closing and all the subsequent closings shall be US$27,876,507; and provided further, that no subsequent closing shall occur on a date later than the first anniversary of March 4, 2025.

On March 28, 2025, Fame acquired 1,029,230,136 Class A Ordinary Shares of the Issuer for a purchase price of US$5 million pursuant to the share subscription agreement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Subscription Agreement

On March 4, 2025, Fame and the Issuer entered into a share subscription agreement. The initial closing under the share subscription agreement took place on March 17, 2025, on which Fame acquired 2,058,460,272 Class A Ordinary Shares of the Issuer for a purchase price of US$10 million. Pursuant to the share subscription agreement, subsequent purchases and sales of the Class A Ordinary Shares of the Issuer shall take place at one or more subsequent closings on a business day mutually agreed upon by the Issuer and Fame or its assigns at such subsequent closing; provided that, the aggregate purchase price paid by Fame or its assigns for the Class A Ordinary Shares of the Issuer for the initial closing and all the subsequent closings shall be $27,876,507; and provided further, that no subsequent closing shall occur on a date later than the first anniversary of March 4, 2025. On March 28, 2025, Fame acquired 1,029,230,136 Class A Ordinary Shares of the Issuer for a purchase price of US$5 million pursuant to the share subscription agreement.

Lock-Up Agreement and Non-Competition Undertaking

Kun Dai and Xin Gao Group Limited ("Xin Gao") entered into a lock-up agreement and non-competition undertaking, dated as of March 17, 2025, pursuant to which, subject to certain exceptions, neither Kun Dai nor Xin Gao may, during the applicable lock-up period, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of Fame.

In addition, each of Kun Dai and Xin Gao undertakes to Fame that, for so long as he/it beneficially holds any securities of the Issuer and two years thereafter or such other shorter, but longest period permitted by applicable laws, he/it will not, without the prior written consent of the Fame, either on his/its own account or through any of his/its affiliates, or in conjunction with or on behalf of any other person: (a) carry out, be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent in any business in competition with the businesses as engaged by the Issuer or any of its subsidiaries from time to time ("Restricted Business"), provided that the foregoing restriction shall not apply to being a passive owner, directly or indirectly, of less than 1% of the outstanding share capital of any publicly traded company engaged in any Restricted Business; or (b) solicit or entice away or attempt to solicit or entice away from the Issuer or any of its subsidiaries, any person who is a customer, client, representative, agent or correspondent of the Issuer or such subsidiary of the Issuer or in the habit of dealing with such the Issuer or such subsidiary of the Issuer.

Registration Rights Agreement

Simultaneously with the initial closing under the share subscription agreement, the Issuer and Fame entered into a Registration Rights Agreement, dated March 17, 2025, which grants Fame or its assignees customary shelf and piggyback registration rights.

The statements under Item 6 of the Old Schedule 13D are incorporated herein by reference into Item 6 of this Schedule 13D.

In addition, the statements under Item 5(c) of this Schedule 13D are incorporated by reference herein

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Share Subscription Agreement, dated March 4, 2025
99.3 Lock-Up Agreement and Non-Competition Undertaking, dated as of March 17, 2025
99.4 Registration Rights Agreement, dated as of March 17, 2025
99.5 Second Amended and Restated Investors' Rights Agreement, dated as of March 26, 2024 (incorporated herein by reference to Exhibit 1 to Amendment No. 9 to the Old Schedule 13D, filed on March 28, 2024) https://www.sec.gov/Archives/edgar/data/1729173/000110465924039902/tm249800d3_ex99-1.htm
99.6 Second Amended and Restated Voting Agreement, dated as of March 26, 2024 (incorporated herein by reference to Exhibit 2 to Amendment No. 9 to the Old Schedule 13D, filed on March 28, 2024) https://www.sec.gov/Archives/edgar/data/1729173/000110465924039902/tm249800d3_ex99-2.htm

## Signatures
- Abundant Glory Investment L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory of Nio Capital II LLC, as general partner (04/02/2025)
- Fame Dragon Global Limited: /s/ Iris Bai, Iris Bai, Authorized Signatory (04/02/2025)
- Eve One Fund II L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory of Nio Capital II LLC, as general partner (04/02/2025)
- Nio Capital II LLC: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (04/02/2025)